PRIMERO REPORTS FIRST QUARTER 2015 RESULTS;
SAN DIMAS ACHIEVES RECORD QUARTERLY PRODUCTION

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the Company’s first quarter 2015 management discussion and analysis (“MD&A”) and financial statements for more information.)

Toronto, Ontario, May 6, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P; NYSE:PPP) today reports financial and operational results for the first quarter ended March 31, 2015. The Company is pleased to report strong production of 61,073 gold equivalent ounces1, a 54% increase compared to the first quarter of 2014, at total cash costs2 of $699 per gold equivalent ounce. Primero also reports first quarter revenues of $73.3 million, operating cash flow before changes in working capital3 of $18.8 million ($0.12 per share), and net income of $3.6 million ($0.02 per share).

First Quarter Highlights:

•

Production Growth: Strong first quarter performance included 61,073 gold equivalent ounces (54,365 ounces of gold and 1.93 million ounces of silver) from San Dimas and Black Fox combined, compared to 39,758 gold equivalent ounces produced in the same period of 2014.

•

Record Quarter at San Dimas: San Dimas achieved record quarterly production totaling 46,569 gold equivalent ounces (39,861 ounces of gold and 1.93 million ounces of silver), compared to 35,662 gold equivalent ounces produced in Q1 2014, representing a 31% increase. The mine achieved industry lowest quartile total cash costs of $582 per gold equivalent ounce or $659 on an all-in sustaining cost basis[4].

•

2015 Guidance Maintained: Primero remains on-track to achieve 2015 production guidance of between 250,000 and 270,000 gold equivalent ounces, at total cash costs in the range of $650 to $700 per gold equivalent ounce, or between $1,000 and $1,100 per ounce on an all-in sustaining cost basis.

•

Strong Revenue and Operating Cash Flow Generation: Primero generated strong quarterly revenues of $73.3 million and operating cash flow before working capital changes of $18.8 million ($0.12 per share). The Company reported net income of $3.6 million ($0.02 per share) and adjusted net income of $1.1 million ($0.01 per share)[5].

•

Balance Sheet Remains Strong: Total liquidity position of $132.6 million as at March 31, 2015, includes the addition of $75 million of convertible unsecured subordinated debentures ($71 million net proceeds), maturing on February 28, 2020.

•	Costs Managed: First quarter total cash costs of $699 per gold equivalent ounce and all-in sustaining costs of $1,044 per ounce, remain within the Company’s 2015 guidance range.

•

San Dimas Mill Operating Above Design: The San Dimas mill achieved an average daily throughput rate of 2,863 tonnes per day during the quarter, well above its nameplate capacity of 2,500 tonnes per day, and setting the stage for timely completion of the planned expansion to 3,000 tonnes per day by mid-2016.

•

Black Fox Focused on Transition to Underground: Underground development at Black Fox continues to progress on-schedule and the underground mine remains on-track to achieve production rates of 1,000 tonnes per day during the third quarter of 2015.

•

Improved Reserve and Resource Grades: Primero's focus on delivering high quality, high margin underground ounces resulted in a 4% increase, to 5.7 grams per tonne, in the gold mineral reserve grade at its platform San Dimas mine in Mexico, as well as a 19% increase in the underground gold mineral reserve grade to 7.5 grams per tonne at its Black Fox mine, located near Timmins, Ontario.

“Primero has delivered a strong start to 2015,” stated Joseph F. Conway, Chief Executive Officer. “Our platform San Dimas mine achieved record production levels and continues to exceed operational expectations, delivering significant cash flow for the Company. I am extremely proud of our operating team for the success they have achieved at this mine, as it continues to show improved grades, higher throughput, lower costs and more operational flexibility. We are employing the same optimization approach used at San Dimas at the Black Fox mine, which is on-track with underground development and is positioned to increase mined grade and improve cash flow from mid-2015 onwards. At a corporate level we successfully completed the convertible debenture financing early in the first quarter, ensuring that we have the financial capacity to invest and expand our assets in a volatile gold price environment. Our strong first quarter performance has positioned us to deliver the 20% organic growth planned in 2015, creating a period of strong cash flow and value creation for our shareholders.”

Production Growth

Primero produced 61,073 gold equivalent ounces (54,365 ounces of gold and 1.93 million ounces of silver) from San Dimas and Black Fox combined during the first quarter of 2015, at total cash costs of $699 per gold equivalent ounce and all-in sustaining costs of $1,044 per ounce. This compares favourably to Q1 2014 production of 39,758 gold equivalent ounces, at total cash costs of $686 per gold equivalent ounce and all-in sustaining costs of $1,381 per ounce. During the first quarter of 2014, Primero only owned the Black Fox mine for 26 days. Quarterly production remains in-line with Q4 2014 levels of 62,209 gold equivalent ounces at total cash costs of $701 per gold equivalent ounce. The Company remains on-track to meet 2015 production and cost guidance (see below).

“We have successfully established operations at the San Dimas mine at 2,900 tonnes per day, well ahead of schedule”, stated Ernest Mast, President and Chief Operating Officer. “The remaining 100 tonnes per day will require optimizations that we will complete during 2015, with the final tailings belt filter currently scheduled for completion in early 2016. At Black Fox we have continued to drill the central high-grade zone at depth, expanding the known mineralization. We now have 50 intercepts with an average of 12 grams per tonne gold over 7 metres. This is materially higher grade than the mineralization above the 550 metre level. For this reason the Company is now determining the best ramp route and planning to start the Black Fox ramp down to the 600 metre level in 2015. We expect to be in a position to access this higher grade mineralization in 2016.”

San Dimas Mine and Mill Outperform – Both Achieve Record Quarterly Production

San Dimas produced 46,569 gold equivalent ounces (39,861 ounces of gold and 1.93 million ounces of silver) during the first quarter of 2015, 31% more than the same period in 2014, achieving record quarterly production. The increase in production was largely attributable to consistent mill operation above its nameplate capacity of 2,500 tonnes per day (“TPD”). During the quarter, the San Dimas mill achieved average throughput of 2,863 TPD, a 30% increase versus Q1 2014. Importantly, the San Dimas mine maintained pace with the mill, achieving record quarterly production of 2,931 TPD, 21% higher than in Q1 2014. Head grades increased as expected and consistent with recent exploration success, averaging 5.01 grams per tonne (“g/t”) of gold during the quarter. Metallurgical recoveries also reverted to their historical high levels with the completion of a final leach tank, averaging 96% for gold and 93% for silver in the quarter.

San Dimas total cash costs declined in the first quarter 2015 to $582 per gold equivalent ounce, down 8% from $632 in the first quarter 2014. All-in sustaining costs at San Dimas declined to the industry’s lowest quartile at $659 per ounce in the first quarter 2015, compared with $893 per ounce in the same period of 2014, due to lower sustaining capital expenditures and higher production.

The San Dimas mine and mill are on-track to complete the planned expansion to 3,000 TPD of throughput in mid-2016.

Black Fox Focused on Transition to Underground

Black Fox produced 14,504 ounces of gold during the first quarter at total cash costs of $1,077 per ounce and all-in sustaining costs of $1,552 per ounce. As previously announced, the mine is in a transitional phase as production shifts from primarily open-pit to high grade underground production. The underground mine remains on schedule to achieve the targeted 1,000 TPD production rate during the third quarter of 2015, thereafter all-in sustaining costs are expected to decrease materially. The Black Fox mill operated at 2,121 TPD in Q1 2015, despite challenging winter conditions. Approximately 94% of the ore was mined from the open-pit and the remainder from underground development, according to plan, as the Company focuses on building its underground stope inventory. The Company will continue producing predominantly from the open-pit until mid-2015 when higher grade production from the underground is expected to increase. As a result, gold production at Black Fox is expected to be weighted towards the second half of the year.

Strong Financial Results

Revenue in the first quarter of 2015 was $73.3 million, 52% higher than the $48.3 million in the first quarter 2014, as a result of the addition of the Black Fox Complex and the expansion of the San Dimas mill (see above). The Company sold 55,037 ounces of gold at an average realized price of $1,186 per ounce and 1.90 million ounces of silver at an average realized price of $4.20 per ounce in the first quarter of 2015, in accordance with the San Dimas silver purchase agreement6 and the Black Fox gold stream agreement7.

Gold produced at Black Fox is subject to a gold purchase agreement and as a result 1,858 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $518 per ounce in the first quarter of 2015. Silver produced at San Dimas is subject to a silver purchase agreement and as a result 1.90 million ounces of silver were sold to Silver Wheaton Caymans (“Silver Wheaton”) at a fixed price of $4.20 per ounce during the first quarter 2015. As of March 31, 2015, the Company has delivered 4.3 million ounces of silver into the San Dimas silver purchase agreement’s 6.0 million ounce annual threshold (August 5 annual threshold renewal date), after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices until the next threshold renewal date (August 5).

The Company realized net income of $3.6 million ($0.02 per share) for the first quarter of 2015 compared with a net loss of $8.3 million ($0.06 per share loss) for the first quarter of 2014, mainly as a result of increased gold and silver sales.

The adjusted net income for the first quarter was $1.1 million ($0.01 per share), compared to an adjusted net loss of $2.0 million ($0.02 per share loss) in the first quarter of 2014. Adjusted net loss/income primarily excludes the mark to market on the 5.75% convertible debentures, transaction costs, the impact of impairment charges, the impact of foreign exchange rate changes on deferred tax balances in both periods, and the gain on derivative liability.

Operating cash flow before working capital changes in the first quarter of 2015 was $18.8 million ($0.12 per share), compared to $6.5 million ($0.05 per share) in the first quarter of 2014.

Balance Sheet Strengthened

The Company’s liquidity position at March 31, 2015 was $132.6 million, comprising of $57.6 million in cash, up from the December 31, 2014 balance of $27.4 million, plus $75 million of undrawn revolving credit facility. The notable increase in liquidity is largely attributable to the receipt of net proceeds from the $75 million convertible debenture financing completed during the quarter.

On February 9, 2014, Primero closed a $75 million offering of 5.75% convertible unsecured subordinated debentures, maturing on February 28, 2020. As previously reported, the Company intends to use the proceeds to fund underground development and mill expansion plans at San Dimas, to fund development and capital expenditures at the Black Fox complex, and to repay the indebtedness outstanding under its $75 million revolving credit facility, with the balance to be used for general corporate purposes. In March 2015, the outstanding amount on the revolving credit facility of $40 million was repaid.

Capital expenditures during the first quarter of 2015 totaled $19.0 million, in line with the $20.3 million spent during the same period in 2014. Total capital expenditures during 2015 are expected to be approximately $66.7 million excluding capitalized exploration costs of $18.6 million.

2015 Guidance Maintained

Primero maintains its production guidance of between 250,000 and 270,000 gold equivalent ounces, up to 20% higher than 2014, due to increased production from both San Dimas and Black Fox. Total cash costs for 2015 are expected to be in the range of $650 to $700 per gold equivalent ounce, or between $1,000 and $1,100 per ounce on an all-in sustaining cost basis.

Production Outlook	Black Fox	San Dimas	Estimated 2015	Actual 2014
Attributable gold equivalent production[1] (gold equivalent ounces)	75,000-85,000	175,000-185,000	250,000-270,000	225,054
Gold Production (ounces)	75,000-85,000	145,000-155,000	220,000-240,000	189,943
Silver Production[6] (million ounces)		6.5-7.5	6.5-7.5	6.15
Total cash costs[2] (per gold equivalent ounce)	$820-$870	$590-$640	$650-$700	$687
All-in Sustaining Costs[4] (per gold ounce)	$1,075-$1,125	$840-$890	$1,000-$1,100	$1,222

Material assumptions used to forecast total cash costs for 2015 include: an average gold price of $1,200 per ounce; an average silver price of $5.21 per ounce (calculated using the silver purchase agreement contract price of $4.20 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $18 per ounce); and conservative foreign exchange rates of 1.10 Canadian dollars and 13 Mexican pesos to the US dollar.

Black Fox Complex Plan

The Company is currently filling the 2,200 TPD Black Fox mill with ore from the Black Fox open-pit and underground operations. During the third quarter of 2015 the Company will deplete the current open-pit and production from the underground mine will increase to approximately 1,000 TPD. The Company will then supplement underground production with the Black Fox stockpile, currently estimated to be 1.0 million tonnes of 1.1 g/t gold, which is capable of sustaining the mill until late 2017.

As a result of positive exploration results from the central zone at Black Fox, the Company is now planning to accelerate the ramp down to the 600 metre level during 2015. The Company expects to complete an updated internal resource estimate and announce any associated capital requirements for this ramp by the third quarter of 2015.

The Company has begun an internal scoping study designed to assess strategies to optimize its Timmins assets. The Black Fox Complex scoping study will assess:

•	The timing and economic returns of developing an open-pit at Grey Fox;

•	The timing and economic returns of developing an underground operation at Grey Fox;

•	The cost of installing a shaft to access mineralization below 700 metres below surface at Black Fox.

Given the exploration success at Black Fox and Grey Fox, the Company is confident that alternate economic ore sources to complement the Black Fox underground operation will be available before the end of 2017.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Wednesday, May 6, 2015 at 9:00 a.m. ET to discuss the first quarter financial and operational results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 7803315.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://www.gowebcasting.com/6388

A recorded playback of the Q1 2015 results call will be available until August 3, 2015 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 7803315.

This release should be read in conjunction with Primero’s first quarter 2015 financial statements and MD&A report on the Company's website, www.primeromining.com, or on the SEDAR website at www.sedar.com.

(1) “Gold equivalent ounces” include silver ounces produced at San Dimas, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the first quarter 2015 was 282:1 based on the average realized prices of $1,186 per ounce of gold and $4.20 per ounce of silver. The ratio used for the 2015 guidance projection is 230:1 based on estimated average prices of $1,200 per ounce of gold and $5.21 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s first quarter 2015 MD&A for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the Company’s first quarter 2015 MD&A for a reconciliation of operating cash flows to GAAP.

(4) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to the Company’s first quarter 2015 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(5) Adjusted net income/loss and adjusted net income/loss per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s first quarter 2015 MD&A for a reconciliation of adjusted net income/loss to reported net income.

(6) Upon the acquisition of the San Dimas mine, the Company was required to assume a silver purchase agreement with Silver Wheaton. According to the silver purchase agreement until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(7) Upon the acquisition of the Black Fox mine the Company was required to assume a gold purchase agreement with Sandstorm. According to the gold purchase agreement, Sandstorm is entitled to acquire 8% of production at the Black Fox mine and 6.3% at the Black Fox Extension for a fixed price of $518 per ounce in 2015 (subject to an inflationary adjustment, not to exceed 2% per year).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future or other statements that may be stated in the present tense and are not historical facts.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level of gold equivalent production at San Dimas and Black Fox; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2015, the cash costs and all-in sustaining costs for 2015; the capital expenditures in 2015; the underground development in 2015; the amount of ore from the Company’s operations in 2015; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; the expectations regarding the ability to decrease costs; that there are no significant disruptions affecting operations; that development and expansion projects proceed on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2015; that the Company identifies higher grade veins in sufficient quantities of minable ore at its operations; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels, or generate significant free cash flow, or may not realize cost reductions or material cost reductions; the Company may not be able to expand production, or realize anticipated production levels; the Company may not be able to complete development projects or realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three Months Ended March 31,

	2015	2014¹
Key Performance Data
Tonnes of ore milled	448,589	238,566
Produced
Gold equivalent (ounces)	61,073	39,758
Gold (ounces)	54,365	32,278
Silver (million ounces)	1.93	1.51
Sold
Gold equivalent (ounces)	61,651	37,249
Gold (ounces)	55,037	30,583
Silver (million ounces)	1.90	1.34
Average realized prices
Gold ($/ounce)²	$1,186	$1,295
Silver ($/ounce)²	$4.20	$6.44
Total cash costs (per gold ounce)
Gold equivalent basis	$699	$686
By-product basis	$639	$543
All-in sustaining costs (per gold ounce)	$1,044	$1,381

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	73,310	48,269
Earnings from mine operations [3]	11,470	9,481
Net income (loss) [3]	3,584	(8,253)
Adjusted net income (loss) [3]	1,139	(2,048)
Basic income (loss) per share	0.02	(0.06)
Diluted income (loss) per share	0.02	(0.06)
Adjusted net income (loss) per share	0.01	(0.02)
Operating cash flows before working capital changes	18,777	6,509
Assets
Mining interests	881,408	1,068,865
Total assets	1,026,559	1,258,647
Liabilities
Long-term liabilities	169,080	134,286
Total liabilities	272,329	303,539
Equity	754,230	955,108
Weighted average shares outstanding (basic)(000's)	161,783	128,112
Weighted average shares outstanding (diluted)(000's)	161,873	128,112

(1)	Includes the results for the period for which the Black Fox Complex assets, acquired on March 5, 2014, were owned by Primero (March 5, 2014 to March 31, 2014).

(2)

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s first quarter 2015 MD&A”).

(3)

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to March 31, 2014. Earnings from mine operation increased by $1.2 million, net loss and adjusted loss decreased by $834,000. (see Note 1(i) to the condensed consolidated interim financial statements).

SUMMARIZED OPERATING DATA

SAN DIMAS

		Three months ended
	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14
Key Performance Data
Tonnes of ore mined	263,747	253,531	229,589	196,025	218,032
Tonnes of ore milled	257,670	261,859	219,656	218,830	198,570
Average mill head grade (grams/tonne)
Gold	5.01	4.49	4.34	4.97	4.76
Silver	250	224	216	230	260
Average recovery rate (%)
Gold	96%	95%	95%	94%	93%
Silver	93%	92%	92%	92%	91%
Produced
Gold equivalent (ounces)	46,569	41,875	37,385	46,248	35,662
Gold (ounces)	39,861	35,806	29,176	32,895	28,182
Silver (million ounces)	1.93	1.74	1.41	1.49	1.51
Sold
Gold equivalent (ounces)	45,256	39,178	40,221	45,737	31,926
Gold (ounces)	38,642	33,767	31,713	31,542	25,260
Silver at fixed price (million ounces)	1.90	1.56	1.17	0.82	1.15
Silver at spot (million ounces)	-	-	0.29	0.76	0.19
Average realized price (per ounce)
Gold	$1,207	$1,207	$1,275	$1,286	$1,300
Silver¹	$4.20	$4.20	$7.43	$11.56	$6.44
Total cash costs (per gold ounce)
Gold equivalent basis	$582	$654	$690	$551	$632
By-product basis	$479	$576	$526	$252	$455
All-in sustaining costs (per ounce) ²	$659	$897	$919	$626	$893
Revenue ($000's)	$54,640	$47,289	$51,273	$58,803	$41,499
Earnings from mine operations ($000's)	$14,615	$6,478	$10,599	$20,350	$11,768

(1)	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations in the Company’s first quarter 2015 MD&A”).

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s first quarter 2015 MD&A for a reconciliation to operating expenses.

BLACK FOX

		Three months ended			For the period
	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14	March 5, 2014 -
					March 31, 2014
Key Performance Data
Open pit mining
Tonnes of ore mined	275,865	228,798	232,985	247,029	55,422
Strip ratio	5.87	10.00	6.78	8.10	12.66
Average gold grade (grams/tonne)	1.99	1.91	2.61	1.85	2.17
Underground mining
Tonnes of ore mined	11,525	51,719	20,880	41,739	8,096
Average gold grade (grams/tonne)	4.84	5.92	5.78	4.33	5.65
Open pit and underground
Tonnes of ore milled	190,919	221,063	223,083	209,948	39,996
Average mill head grade (grams/tonne)	2.49	3.00	3.24	2.69	3.36
Average gold recovery rate (%)	95%	96%	96%	95%	95%
Produced
Gold (ounces)	14,504	20,334	22,288	17,166	4,096
Sold
Gold at spot price (ounces)	14,537	19,491	18,432	15,720	5,008
Gold at fixed price (ounces)	1,858	1,148	1,556	1,334	315
Average realized gold price (per ounce)[2]	$1,137	$1,157	$1,212	$1,224	$1,272
Total cash costs (per gold ounce)¹	$1,077	$799	$688	$998	$1,154
All-in sustaining costs (per ounce)	$1,552	$1,374	$1,202	$1,771	$1,480
Revenue ($000's)	$18,670	$23,882	$24,230	$20,866	$6,770
Earnings (loss) from mine operations ($000's) [3]	$(3,145)	$(1,143)	$2,604	$4,294	$(2,287)

(1)

The Company reports total cash costs on a production basis, where the prior owner of Black Fox reported total cash costs on a sales basis, consequently the reported total cash costs, cash costs per gold ounce, and all-in sustaining costs per ounce for Black Fox for historical periods will differ from those reported by the prior owner.

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s first quarter 2015 MD&A for a reconciliation to operating expenses.

(3)

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted. Earnings from mine operations increased by $1.2 million in Q1 2014, $5.0 million in Q2 2014, $7.0 million in Q3 2014 and decreased by $13.2 million in Q4 2014. (see Note 1(i) to the condensed consolidated interim financial statements).

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(In thousands of United States dollars, except for share and per share amounts)

	Unaudited
	Three months ended March 31,
		2014
	2015	(As restated)
	$	$

Revenue	73,310	48,269

Operating expenses	(42,767)	(27,683)
Depreciation and depletion	(19,073)	(11,105)
Total cost of sales	(61,840)	(38,788)

Earnings from mine operations	11,470	9,481
Exploration expenses	(121)	(17)
General and administrative expenses	(8,013)	(13,335)

Earnings (loss) from operations	3,336	(3,871)
Transaction costs and other expenses	(3,906)	(7,267)
Foreign exchange gain (loss)	2,418	(358)
Finance income	167	118
Finance expense	(2,870)	(524)
Gain on derivative liability	1,329	-
Mark-to-market gain on convertible debentures	8,205	-
Impairment in value of investment in Fortune Bay	(534)	-
Share in results of Santana Minerals	(79)	(602)

Earnings (loss) before income taxes	8,066	(12,504)

Income tax (expense) recovery	(4,482)	4,251

Net income (loss) for the period	3,584	(8,253)

Other comprehensive income (loss), net of tax Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil (2014 - $nil)	(514)	204
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil	456	-
Total comprehensive income (loss) for the period	3,526	(8,049)

Basic income (loss) per share	0.02	(0.06)
Diluted income (loss) per share	0.02	(0.06)
Weighted average number of common shares outstanding
Basic	161,783,009	128,112,079
Diluted	161,872,810	128,112,079

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)

	Unaudited
	March 31,	December 31,
	2015	2014
	$	$
Assets
Current assets
Cash and cash equivalents	57,619	27,389
Trade and other receivables	1,472	59
Taxes receivable	32,397	33,272
Prepaid expenses	7,457	6,633
Inventories	19,947	20,366
Total current assets	118,892	87,719

Non-current assets
Restricted cash	6,469	17,646
Mining interests	881,408	881,480
Deferred tax asset	1,718	611
Long-term stockpile	16,297	14,309
Long-term prepayments	879	-
Investment in Santana Minerals	302	384
Investment in Fortune Bay	594	671
Total assets	1,026,559	1,002,820

Liabilities
Current liabilities
Trade and other payables	43,779	50,743
Income tax payable	4,218	1,670
Other taxes payable	3,179	6,593
Derivative liability	154	-
Current portion of long-term debt	51,919	5,616
Total current liabilities	103,249	64,622

Non-current liabilities
Other taxes payable	11,874	11,295
Deferred tax liability	49,767	50,374
Decommissioning liability	31,409	32,566
Long-term debt	71,068	89,771
Derivative liability	-	1,405
Other long-term liabilities	4,962	4,802
Total liabilities	272,329	254,835

Equity
Share capital	861,795	858,761
Warrant reserve	34,782	34,782
Contributed surplus	21,211	21,526
Accumulated other comprehensive income	(5,219)	(5,161)
Deficit	(158,339)	(161,923)
Total equity	754,230	747,985
Total liabilities and equity	1,026,559	1,002,820

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(In thousands of United States dollars)

	Unaudited
	Three months ended March 31,
		2014
	2015	(As restated)
	$	$
Operating activities
Earnings (loss) before income taxes	8,066	(12,504)
Adjustments for:
Depreciation and depletion	19,073	11,105
Share-based payments - Stock Option plan	352	153
Share-based payments - Phantom Share Unit plan	2,275	7,989
Payments made under the Phantom Share Unit Plan	(1,513)	(2,626)
Unrealized loss on investment in Santana Minerals	79	602
Unrealized gain on derivative liabilities	(1,329)	-
Mark-to-market gain on convertible debentures	(8,205)	-
Loss on write-down of inventory	-	1,225
Unrealized foreign exchange gain	(1,169)	220
Other	534	372
Taxes paid	(5,847)	(433)
Other adjustments
Transaction costs (disclosed in financing activities)	3,639	-
Finance income (disclosed in investing activities)	(48)	(118)
Finance expense	2,870	524
Operating cash flow before working capital changes	18,777	6,509
Changes in non-cash working capital	(3,513)	(13,943)
Cash provided by (used in) operating activities	15,264	(7,434)

Investing activities
Expenditures on mining interests	(19,907)	(20,285)
Acquisition of Brigus Gold Corp (net)	-	(7,773)
Interest received	48	118
Increase in long-term stockpile	(1,988)	-
Cash used in investing activities	(21,847)	(27,940)

Financing activities
Repayment of debt	(40,000)	(2,611)
Proceeds on exercise of options	826	7,686
Issuance of $75 million convertible debt	75,000	-
Transaction costs on issuance of convertible debt	(3,639)	-
Payments on capital leases	(1,867)	-
Change in deferred tax liability	-	-
Funds released from reclamation bond	8,544	-
Proceeds on issuance of flow-through shares	-	8,037
Interest paid	(2,971)	(1,837)
Cash provided by financing activites	35,893	11,275

Effect of foreign exchange rate changes on cash	920	(240)

Increase (decrease) in cash	30,230	(24,339)
Cash, beginning of period	27,389	110,711
Cash, end of period	57,619	86,372